SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   -----------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                -----------------
                      WAVE TECHNOLOGIES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                                ------------------
                           WTI ACQUISITION CORPORATION
                             THE THOMSON CORPORATION
                      (Names of Filing Persons (Offerors))

                                ------------------
                     Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)

                                ------------------
                                  94352Q - 10 - 9
                      (CUSIP Number of Class of Securities)

                             Michael S. Harris, Esq.
                             The Thomson Corporation
                        Metro Center at One Station Place
                           Stamford Connecticut 06902
                            Telephone (203) 969-8700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                ------------------
                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
    Transaction Valuation*                   Amount of Filing Fee**
-------------------------------------------------------------------------------
       $47,406,810.75                              9,481.36
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $9.75, the per share tender offer price, by 4,862,237, the sum of the 4,265,845 currently outstanding shares of Common Stock sought in the Offer and the 596,392 shares of Common Stock subject to options that will be vested as of March 22, 2000.

**   Calculated as 1/50 of 1% of the transaction value.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $9,481.36        Filing Party:The Thomson Corporation,
                                                    WTI Acquisition Corporation
Form or Registration No.:  Schedule TO    Date Filed:  March 22, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

         This Amendment No. 4 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 22, 2000 (the "Schedule TO"), by WTI Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Wave Technologies International, Inc., a Missouri corporation (the "Company"), at a purchase price of $9.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of section 13(d) of the Act with respect to all securities acquired by the Purchaser in the tender offer. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.   Interest in Securities of the Subject Company

         Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

         At 6:00 p.m., New York City time, on Thursday April 20, 2000, the Offer expired. Based on a preliminary count, approximately 3,967,134 Shares were tendered pursuant to the Offer, of which 36,781 were tendered pursuant to notices of guaranteed delivery. Such shares constituted approximately 92.9% of the outstanding shares. On April 20, 2000, effective as of 6:01 p.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a) (12).

Item 12.  Materials to Be Filed as Exhibit.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(12)  Press Release issued by Thomson on April 21, 2000.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000

                                      WTI ACQUISITION CORPORATION

                                      By:  /s/ Michael S. Harris
                                          ---------------------------------
                                          Name:    Michael S. Harris
                                          Title:   Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2000

                                      THE THOMSON CORPORATION

                                      By:  /s/ Michael S. Harris
                                          -----------------------------------
                                          Name:    Michael S. Harris
                                          Title:   Senior Vice President,
                                                   General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit No.
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(a)(12)          Press Release issued by Thomson on April 21, 2000.